EXHIBIT 99.1

HEXO Announces the Appointment of a New Board Member and Acting CFO

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 11, 2021 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec, Jan. 05, 2022 (GLOBE NEWSWIRE) -- HEXO Corp ("HEXO", or the "Company") (TSX: HEXO; NASDAQ: HEXO), today announced the appointment of William Todd Montour to the Company's Board of Directors following the resignation of Jason Ewart, effective immediately.

"I am pleased to welcome Will to the Board, and I am confident that his experience in cannabis operations and commercialization will be invaluable to the Company as we enter our next stage of growth," said John K. Bell, Chair of the Board of Directors, HEXO. "On behalf of HEXO's Board of Directors, I would like to thank Jason for his leadership during his time at the Company," stated Mr Bell.

Will Montour co-founded Redecan, which before HEXO's recent acquisition was Canada's largest privately-owned licensed cannabis producer. Mr Montour played a critical role in transforming Redecan from a medical supplier to a recreational cannabis powerhouse. Before joining Redecan, Mr Montour spent thirteen years supporting his family's tobacco company, the largest privately-owned Indigenous company globally.

The Company is also pleased to announce the appointment of Curtis Solsvig as acting-Chief Financial Officer, effective immediately.

"We are fortunate that Curt was able to join HEXO," said Scott Cooper, CEO of HEXO. "I look forward to leveraging Curt's many years of financial leadership, particularly his experience with complex restructuring situations. The Board and I have confidence in Curt's ability to lead our financial team while HEXO searches for a permanent CFO. I would also like to thank Trent MacDonald for his dedication to the Company over the years," continued Mr Cooper.

Curt has extensive experience improving operations, reducing costs, making more efficient use of working capital, and implementing balance sheet solutions. Mr Solsvig also has extensive expertise in the fund management business, including portfolio and financial management, fund administration and board-level supervision. He has over 30 years of senior management and consulting experience with companies including Lily, Restoration Hardware, Borders Books and Atari. He graduated from Harvard College with a B.A. in Economics, magna cum laude, and from Harvard Business School with an M.B.A.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements.

Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For more information, please visit www.hexocorp.com.

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